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                                                            Exhibit 99(a)(5)(vi)



                   GRANITE BROADCASTING CORPORATION COMMENCES
                      "MODIFIED DUTCH AUCTION" TENDER OFFER
                              FOR A PORTION OF ITS
                 12.75% CUMULATIVE EXCHANGEABLE PREFERRED STOCK


         NEW YORK, NEW YORK - MAY 17, 2002 - Granite Broadcasting Corporation (NASDAQ: GBTVK) announced today that it has commenced a "Modified Dutch Auction" tender offer (the "Offer") for up to 45,000 shares of its 12.75% Cumulative Exchangeable Preferred Stock (the "Shares").

         Under the tender offer, holders of Shares will have the opportunity to tender some or all of their Shares (each Share having a $1,000 liquidation preference) at a price within a $590 to $670 price range. The Company will utilize no more than $30,150,000 available from cash on hand and borrowings under the senior credit agreement to consummate the Offer. Subject to the terms and conditions of the Offer, Granite will accept tendered Shares in the Offer in the order of the lowest to the highest tender prices specified by tendering holders within the price range, and will select the single lowest price (the "Purchase Price") that will enable Granite to purchase 45,000 Shares, or such lesser number of Shares that are properly tendered. Granite will pay the same Purchase Price for all Shares that are tendered at or below the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms. In the event that more than 45,000 Shares are tendered at or below the Purchase Price, Granite will accept for payment such Shares that are tendered at or below the Purchase Price on a pro rata basis from among such tendered Shares.

         Neither Granite nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares in the tender offer. Shareholders must decide how many Shares they will tender, if any, and the price within the stated range at which they will offer their Shares for purchase by the Company. The consummation of the Offer for the Shares is subject to certain conditions, which are described in the Offer to Purchase.

         This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to Shares. The Offer may only be made pursuant to the terms of the Offer to Purchase and the accompanying Letter of Transmittal. Investors will receive more detailed information about the tender offer through the Offer to Purchase and related documents, which will be mailed to investors and filed with the Securities and Exchange Commission.

         INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY (WHEN AVAILABLE) OF THE OFFER TO PURCHASE AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV OR FROM THE INFORMATION AGENT TO BE DESIGNATED.

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INVESTORS ARE URGED TO READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH
RESPECT TO THE OFFER.

         ABOUT GRANITE BROADCASTING CORPORATION

Granite Broadcasting Corporation (NASDAQ: GBTVK) operates eight television stations in geographically diverse markets reaching over 6% of the nation's television households. The Company's station portfolio consists of three NBC affiliates, two ABC affiliates, one CBS affiliate and two major market WB affiliates. The NBC affiliates are KSEE-TV, Fresno-Visalia, California, WEEK-TV, Peoria-Bloomington, Illinois, and KBJR-TV, Duluth, Minnesota-Superior, Wisconsin. The ABC affiliates are WKBW-TV, Buffalo, New York, and WPTA-TV, Fort Wayne, Indiana. The CBS affiliate is WTVH-TV, Syracuse, New York. The WB affiliates are KBWB-TV, San Francisco-Oakland-San Jose, California, and WDWB-TV, Detroit, Michigan.

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